Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated May 2, 2022
Relating to Preliminary Prospectus
Dated May 2, 2022
Registration No. 333-263338

SAVERONE

INVESTOR PRESENTATION

FREE WRITING PROSPECTUS

SAVERONE

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. This offering may only be made by means of a prospectus.

We have filed a registration statement on Form F-1 (File No. 333-263338), including a preliminary prospectus, dated May 2, 2022 (the "Preliminary Prospectus") with the SEC for the offering to which this communication relates. The registration statement has not yet become effective. Before you invest, you should read that registration statement, the Preliminary Prospectus and the final prospectus (when available) for more complete information about the Company and this offering.

You may retrieve copies of these documents for free on the SEC's website at https://www.sec.gov. Alternatively, copies of the Preliminary Prospectus and the final prospectus, when available, may be obtained from ThinkEquity LLC, Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, by phone at (877) 436-3673 or by email at prospectus@think-equity.com.

This presentation does not constitute an offer or invitation for the sale or purchase or to engage in any other transaction with SaverOne or its affiliates. The information in this presentation is not targeted at any residents of any particular country or jurisdiction and not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation.

MARKET, INDUSTRY AND OTHER DATA

This presentation includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we are responsible for all of the disclosures contained in this presentation, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this presentation is generally reliable and is based on reasonable assumptions, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to differ materially from those expressed in the estimates made by third parties and by us.

In addition, trademarks used in this presentation are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

SAVERONE

This presentation and oral statements made regarding the subject of this presentation contain "forward-looking statements" that involve substantial risks and uncertainties. Such statements include, without limitation, references to the SaverOne 2014 Ltd. (the "Company's") predictions or expectations of future business or financial performance and its goals and objectives for future operations, financial and business trends, performances, strategies or expectations. Forward-looking statements include, but are not limited to, statements about: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures and our belief that our existing cash and the net proceeds from this offering will be sufficient to fund our operations for at least the next 12 months; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled "Risk Factors" in the Preliminary Prospectus filed with the SEC.

In some cases, you can identify forward-looking statements by the words "may," "might," "could," "would," "should," "expect," "intend," "plan," "objective," "anticipate," "believe," "estimate," "predict," "potential," "continue" and "ongoing," or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements may not materialize, in whole or in part, or may materialize differently than expected, or may be affected by factors that cannot be assessed in advance. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise indicated, the forward-looking statements contained in this presentation speak only as of the date of this presentation and the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

OFFERING SUMMARY

SAVERONE

Issuer	**SaverOne 2014 Ltd.**
Symbol	TASE: SAVR Proposed Listing on the Nasdaq Capital Market: SVRE, SVREW
Securities Offered	Up to 2,519,380 Units Each Consisting of One American Depositary Share and One Warrant to Purchase One American Depositary Share Up to 2,519,380 Pre-Funded Units Each Consisting of One Pre-Funded Warrant to Purchase One American Depositary Share and One Warrant to Purchase One Ordinary Share
Expected Offering Size	$13,000,000 + 15% Over-allotment Option
Use of Proceeds	– ~ $ 3.0 million for global sales and marketing expansion – ~ $ 4.0 million for Generation 2.0 & 3.0 technology development – ~ $ 1.0 million for accelerated Research and Development – The remainder for working capital and general corporate purposes and possible future acquisitions.
Sole Book-Runner	ThinkEquity

ON A MISSION TO SAVE LIVES

SAVERONE

SaverOne system is **a transportation and safety solution** to prevent distracted driving.

The system manages the driver's ability to text and interact with applications unrelated to driving while the vehicle is in motion.



SAVERONE AT A GLANCE

SAVERONE

Who is SaverOne

We have developed proprietary technology to create an innovative solution designed to stop cell phone distraction and promote safe driving

What Do We Provide

Advanced driver safety solution that can identify and monitor cell phones located in the driver's vicinity and selectively block use of life-threatening applications

What Do We Solve

The Company's patented solution eliminates mobile distractions from mobile apps, keeping the driver focused on the road and not on the cellphone, preventing mobile distractions related accidents from happening

Israel
Headquarters

2014
Year Founded

TASE: SAVR
Nasdaq: SVRE
Ticker

40+
Employees

40+
Active Customers

20+
Diverse IP Portfolio Approved & Pending

DISTRACTED DRIVING IS NOW A GLOBAL TRAFFIC SAFETY ISSUE

1.35M

Annual traffic fatalities worldwide[1]

$850B+

Total economic costs of traffic accidents in the U.S. each year[2]

$60B

Amount distracted driving costs employers[3]

$11M

Average settlement cost for a fatal accident involving a commercial fleet driver[4]

Financial & Social Costs

- In the U.S. alone, 1.6 million traffic accidents[5] and ~4,600 fatalities[6] are directly caused by cell phone distraction every year

Difficult to Enforce

- Hard to witness violation when the phone is in the driver's lap
- Not always a primary offence—drivers can't get pulled over for only violating cell phone law

Fines Don't Discourage Actions

- U.S. local texting-while-driving fines can range from $20 to $1,000

Increased Government Regulations

- Regulators across the globe are attempting to combat this trend through increased regulatory activities

1) World Health Organization (WHO): Global status report on road safety 2018
2) NHTSA Study Shows Motor Vehicle Crashes Have $871 Billion Economic and Societal Impact on U.S. Citizens
3) LifeSaver: Distracted Driving: The Auto Insurance Industry's $30 Billion Elephant in the Room
4) National Safety Council: Costs of Motor-Vehicle Injuries
5) National Safety Council Estimates That At Least 1.6 Million Crashes Are Caused Each Year by Drivers Using Cell Phones and Texting
6) Mr. Auto Glass: Texting While Driving is Dangerous and Illegal

SaverOne offers a complete solution to

stop drivers from texting while driving.


SAVERONE
S
DRIVER
SAFE
ZONE

We do this by:

- Automatically identifying which phone belongs to the driver
- Distinguishing dangerous applications, like texting and social media, from non-dangerous ones, like navigation
- Keeping the driver's phone blocked while the vehicle is in motion
- Enabling fleet managers to decide which apps are permitted versus prohibited


SAVERONE
SAFE
MODE

SAVERONE'S UNIQUE ADVANTAGES

Multimodal Sensor Fusion Architecture

SAVERONE

01 Advanced RF Signal Processing & Analysis

Selects and analyzes radio frequency (RF) signals from both inside and outside of the vehicle in real-time

02 Pinpoint Driver's Phone Location

Scans all cellular bands and to detect and identify driver's mobile signal location

03 Automatic Activation & Deactivation

SaverOne automatically activates upon car entry until the engine is turned off

04 Selective Blocking

Utilizes dynamic app authorization to prevent the use of dangerous mobile distraction apps, per the organization's safety policy

05 AI & Deep Learning Algorithms

Uses artificial intelligence to accurately define the boundaries of the driver's area in each unique vehicle

06 SafeMode Activation

SaverOne app automatically disables the use of only life—threatening apps from all phones within the driver's area

07 Concealed Installation

System and sensors are fully concealed in the vehicle, creating a safe driving environment and discouraging tampering

08 Value-Added Services

Rich contextual analysis from multiple data sources provides fleet managers with valuable insights to improve driver behavior


SaverOne limits phone only within the "driver's area."
Restrictions lift the moment a phone exits that space

WE HAVE MULTIPLE VERTICALS TO FOCUS ON...

Fleet Managers
Mitigate costly accidents with improved driving behavior.

Insurers
Increase portfolio returns through accurate risk pricing

Public Transportation
Prevents costly, dangerous accidents associated with buses, trains and other transit fleets

SAVERONE

Private Vehicle
Increased confidence for families with young adult drivers

Vehicle OEMS
Partner with vehicle OEMs to expand market and fulfill potential regulatory requirements

ISRAEL HAS FUNCTIONED AS A MEGA PILOT PROGRAM, SHOWING SAVERONE'S GLOBAL POTENTIAL

- **Diversity of customer base** (commercial fleets, privates, governmental organizations) as well as **diversity of automobile types** (trucks, buses, private cars, etc.,)
- Israel has a **similar regulatory regime** as Europe & the U.S.
- **Israeli customers are demanding and exacting** on technology performance, service offering and pricing
- Multiple active customers are **international companies** who can be targeted for future global expansion

30+
Pilots Across Israel

40+
Active Customers

~1,400
Devices Ordered

~700
Device Installations

POSITIVE USER TESTIMONIALS IN 90% OF PILOT TRIALS[1]

SAVERONE

AVIS Israel Subsidiary

"Since I have installed the system, I no longer touch the phone while driving. After the system blocked me a few times, I adjusted quickly and got used to waiting for the car to stop before touching my mobile"

Asher Elmozino, CFO of Israel Subsidiary

Kavim, an Israeli Bus Company

"SaverOne doesn't just block active use of the smartphone while driving, but also blocks the sending and receipt of text messages and notifications. I estimate that this system will prevent at least 20% of car accidents in Israel"

Shmuel Dadon, Safety Officer

flex

"Based on our positive experience in Israel with SaverOne system, we will recommend to flex HQ to consider using SaverOne units in other flex's sites in the globe"

Barak Yanir, CEO, Flextronics Israel Ltd, Migdal Haemek

FRONERI Israel

"I tried to find a way to reduce the use of mobile among car users, through training and distribution of related information and more, but in the end a SaverOne system is the most effective tool for eradicating the phenomenon"

Eran Yitzhak Cohen, Traffic Safety Officer

90%

Of surveyed customers would recommend SaverOne

80%

Of surveyed customers believe SaverOne prevents Road Accidents to a "High Extent"

1] Pilot program customers have provided their consents for these testimonials and such testimonials were made without compensation.

KEY TAKEAWAYS FROM OUR ISRAEL MEGA PILOT PROGRAM

Improvements to the technology – such as improvements to the algorithms which identify, with more precision, the exact location of the driver's area only.

Improvements to the customer experience – such as adapting SaverOne's key technology to the specific handheld equipment used by different fleet.

Improvements in learning our driver's behavior and assisting fleet managers to assist their driver's with embracing the Saverone solution.

Improvements to our business model by adding a monthly subscription fee to our all-inclusive one-time fee per unit.


SAVERONE

THE NEW GEN 2.0 SOLUTION ENABLES RAPID GLOBAL EXPANSION

SAVERONE

Gen 2.0 Highlights

- New platform with an improved performance and adaptive configuration
- Supports 5G cellular technology across the world
- Lower production costs to improve margin and competitive positioning
- Reduced instrument size, improving storage and installation



Convert live pilots into commercial contracts within Israel
2022
Launch Gen 2.0
Global expansion
2025+
Launch fully integrated OEM products
Expand from automotive to other verticals

SAVERONE USES A MULTI-FACETED GLOBAL SALES EXPANSION STRATEGY TO ROLLOUT THE GLOBAL SAVERONE PRODUCT

Expand to New Countries

- Prioritize countries and regions with tightening mobile phone regulations
- Partner with regional distributors to identify commercial opportunities
- Partner with Israeli divisions of international companies to expand existing relationships into new territories

Enter New Industry Verticals

- Tailor value added services to meet specific industry needs
- Integrate with OEMs

Enhance Product Capabilities

Vehicle Type
Co-develop driver safety solution for new vehicle types with strategic partners (e.g. Kavim for Buses)

Capabilities
Expand mobile frequency support and system capabilities to drive future customer demand

Data Analytics
Utilize data gathered from drivers and fleets to deliver value added services for new markets

GLOBAL VEHICLE MARKET DATA

- ~263 million vehicles on the road in the U.S.[1]
- ~340 million vehicles on the road in Europe[2]
- ~25 million vehicles on the road in New Zealand & Australia combined[3]
- ~80 million new vehicles are added globally each year[4]

Europe	IVECO
United States	Strat-L
Japan	j21Corporation
UAE	مركز النقل المتكامل INTEGRATED TRANSPORT CENTRE
Oceania	FUSO
Global reach	ICL, flex, FRONERI, Hertz

1) U.S. Department of Transportation, Federal Highway Administration: State Motor-Vehicle Registrations - 2015
2) ACEA (Association des Constructeurs Européens d'Automobiles): Vehicles in use Europe, January 2021
3) New Zealand Ministry of Transport 2020: RD023 Vehicle fleet composition by region & Australian Bureau of Statistics: Motor Vehicle Census, Australia
4) ACEA (Association des Constructeurs Européens d'Automobiles): New passager car registrations & New commercial vehicle registrations (in units)

SAMPLE COMMERCIAL PIPELINE OPPORTUNITIES

SAVERONE

Kavim is an Israeli bus company based in Holon, operating as part of **Israel's public transportation system.**

1,500	2,700
Fleet Size	Employees

- Signed a contract for up to 1,500 units in January 2021
- Following a successful pilot (20 systems installed on buses)
- Kavim has promoted SaverOne's solution to other bus companies in Israel

Tnuva is an Israeli food creation and marketing company. The company holds a significant market share in the field of drinking milk production, dairy products and its marketing.

650	6,500
Fleet Size	Employees

- A successful Proof of Concept trial was completed with 15 cars and 10 trucks
- Tnuva placed a commercial order for 140 additional systems.
- Tnuva is expected to order and deploy a total of 650 units across their entire fleet of trucks & cars.

Israel Electric Corporation is the **largest supplier of electrical power in Israel**.

IEC's generating capacity is about 75% of the production capacity in Israel.

3,000	12,600
Fleet Size	Employees

- A successful pilot on IEC's Trucks was completed
- IEC has ordered SaverOne systems for 300 trucks and intends to expand coverage for its entire fleet
- Full commercial deployment is expected to take place through Q4 2022.

Sales Efforts to Date in Israel

40+	~1,400	~700
Active Customers	Devices Ordered	Device Installations

SAMPLE COMMERCIAL PIPELINE OPPORTUNITIES

SAVERONE

ICL

ICL Group Ltd. is a **global manufacturer of fertilizers**, metals and other chemical products

800	12,300
Fleet Size	Employees

- A successful pilot in 10 private cars of ICL's fleet was completed
- ICL decided to deploy SaverOne systems in 50 additional private cars and 10 Trucks

FRONERI

Froneri is a **global ice cream manufacturer**, with HQ in the UK. It is the largest producer of ice cream in Europe by volume, and the second-largest in the world

7	800	3,000
Locations	Fleet Size (Israel)	Employees

- SaverOne systems were installed in Froneri in two phases:
  - Pilot: 15 private cars
  - Commercial deployment: 41 additional private cars and 10 Trucks.
- Froneri Israel intends to equip every new fleet vehicle with SaverOne system
- SaverOne forecasts that Froneri Israel may expose SaverOne to Froneri HQ, leading to an increased global presence.

مركز النقل المتكامل
INTEGRATED TRANSPORT CENTRE

The Department of Transport of Abu-Dhabi, responsible for **operating public transport and managing traffic monitoring centers**, axle weights stations, logistical facilities of freight surface transport and roads sector

1.65M	35.5M	769
Transactions	Taxi Trips 2021	Public Buses 2020

- SaverOne signed an agreement to conduct a pilot in two of the Department's City and Inter-city busses. SaverOne has received indications that following a successful pilot phase, the Department promote regulation in Abu-Dhabi to include SaverOne system on all of it's City and Intercity busses

CUSTOMER CASE STUDY: FLEET MANAGEMENT DEPLOYMENT

SAVERONE

flex

Flex Ltd. is a multinational electronics contract manufacturer. **It is the fourth largest global electronics manufacturing services**, original design manufacturer company by revenue

$10.3BN	~200,000	52	20+	~130
Enterprise Value	Employees	Years in Operation	Years of Sustainable Manufacturing	Global Locations

Opportunity / Sourcing Background

- Flex Israel is a **manufacturing partner of SaverOne's products**. Through this partnership, Flex learned of SaverOne's driver safety value proposition
- Flex Israel has chosen to Pilot SaverOne's solution to **endorse driver safety** as a result of its growing challenges with fleet drivers and distracted driving caused by mobile phones

Use Case / Customer Relationship

- **Driver safety** is of the highest importance to Flex's management
- Flex approached SaverOne in a request to equip its entire **Israeli fleet with SaverOne systems**. The companies agreed to perform the implementation over three phases:

Pilot	1st phase	2nd phase
(10 Vehicles)	(80 Vehicles)	(160 Vehicles)

Trial Result / Deployment Plan

- **Following a successful pilot**, the 1st phase has recently been completed. The 2nd phase is targeted to begin with the arrival of new cars to Flex's fleet in April 2022
- Upon completing the phased rollout, the Company intends to **promote SaverOne's solution** to Flex HQ located in the US and Singapore, contributing to SaverOne's global expansion strategy via partners

VEHICLE MANUFACTURER (OEM) CASE STUDY – IVECO

SAVERONE

IVECO

IVECO manufactures and markets commercial vehicles, with production sites in 7 countries in Europe, Asia, Africa, Oceania and Latin America. It has 4,200 sales and service outlets in over 160 countries.[1]

IVECO annual sales exceeds **150,000 vehicles with turnaround > $10B**

Period	Milestone
Q2 2021	IVECO approached SaverOne to evaluate integration of SaverOne technology in IVECO's trucks
Q3 2021	
Q4 2021	SaverOne system showcased at IVECO's HQ in Turin, Italy.
Q1 2022	
Q2 2022	Pilot program demonstrates the integrated safety solution
Q3 2022	IVECO aftermarket division starts selling SaverOne to IVECO's customers for use in existing trucks — Aftermarket solution
Q4 2022	SaverOne protection technology is integrated and sold as part of IVECO's new trucks & busses WW — OEM solution
2023	Full scale up of SaverOne technology in IVECO's new and existing vehicles

1) Iveco S.p.A.: New Daily: the smart vehicle that future-proofs the customer's business. The sales figures of IVECO represented above are not necessarily indicative of the future sales of companies that incorporate our SaverOne solution into their vehicles

EFFECTIVE SOLUTION PROVIDES SUBSTANTIAL COMPETITIVE ADVANTAGE

SAVERONE

The SaverOne system combines multiple protective features into a unique and compelling value proposition enabling it to combat distracted driving

	SAVERONE	Camera-Based Solutions (lytx, cipia)	Software/Sensor Solutions (Katasi groove, TRUCE)	Display Mirroring Applications (androidauto, Apple CarPlay)
Preventive	✓ Prevents access to immersive mobile apps (texting, social media) while the vehicle is in motion	✗ Only identify the driver's mobile and alert. Doesn't prevent the use prior to an accident		
Precise	✓ Automatically distinguishes between driver and passengers	✓ Automatically distinguishes between driver and passengers	✗ Solutions are unable to distinguish between the driver area and the rest of the vehicle	
Secure	✓ Concealed sensor is inaccessible by driver	✗ Driver can easily cover the camera	✗ Relies on driver cooperation; driver can opt out by manual removal of visible sensors or device software	
Selective	✓ Configuration policies enable fleet manager to distinguishes between permitted and prohibited apps	✗ Unable to limit use of specific mobile apps	✓ Some software distinguishes between permitted / prohibited apps	✗ Unable to limit use of specific mobile apps

EXPERIENCED MANAGEMENT TEAM

SAVERONE



Jacob Tenenboim
Chairman

- Over 35 years of experience in management and entrepreneurship in the technology arena
- In addition to executing numerous M&A transactions, Jacob has led ~10 companies and startups to successful exits within various areas of the high-tech industry



Ori Gilboa
Chief Executive Officer

- Over 25 years of experience in the automotive and retail industry
- Prior to SaverOne, Ori served as CEO for James Richardson and the Negev Group, as well as General Manager of the auto division for Mayer's cars and trucks



Yossi Cohen
Chief Operating Officer & Co-Founder

- Over 20 years of experience in leading global operations in the high-tech arena
- Prior to SaverOne, Yossi served as Senior Manager of Program Management & Business Operations with Motorola Solutions



Tony Klein
Chief Financial Officer

- Over 15 years of experience in the financial management of public companies
- Prior to SaverOne, Tony served as CFO for Electreon & Cannbit companies, as well as holding various senior management positions with PwC



Aviram Meidan
Vice President
Research & Development

- Over 20 years of experience in automotive products' development and global roll-out.
- Experienced in developing multidisciplinary systems and managing development groups



Gil Sheratzky
Director

- Gil has served on SaverOne's Board of Directors since 2017.
- Gil serves as Head of International Business Development at Ituran Location and Control, Ltd (NASDAQ: ITRN)
- Prior to that, Gil was the CEO of multiple Ituran's subsidiaries and held senior advertising positions.

BALANCE SHEET SUMMARY

SAVERONE

As of December 31, 2021

Balance Sheet Data	Actual NIS in thousands	Actual Convenience translation into USD in thousands[1]		As Adjusted[2][3] USD in thousands	
Cash and Cash Equivalents and short-term bank deposits	13,695	$	4,404	$	16,135
Total Assets	18,756	$	6,031	$	17,391
Total Liabilities	6,704	$	2,156	$	8,706
Total Shareholders' Equity	12,052	$	3,875	$	8,685

(1) Calculated using the exchange rate reported by the Bank of Israel for December 31, 2021, at the rate of one U.S. dollar per NIS 3.11.

(2) As adjusted data gives additional effect to the sale of units in this offering at an assumed initial public offering price of $5.16 per unit, which is the U.S. dollar equivalent of the closing price of our ordinary shares on the TASE on April 27, 2022 giving effect to a ratio of three ordinary shares for each ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale had occurred on December 31, 2021.

(3) A $1.00 increase (decrease) in the assumed initial public offering price of $5.16 per unit would increase (decrease) the as adjusted amount of cash and cash equivalents by approximately $2,317,830, and each of total equity and total capitalization by approximately $1,058,140, assuming that the number of units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 100,000 units we are offering would increase (decrease) our as adjusted cash and cash equivalents by approximately $474,720, and each of total shareholders' equity and total capitalization by approximately $214,720, assuming no change in the assumed initial public offering price per unit, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

PRE-OFFERING CAPITALIZATION TABLE

SAVERONE

As of April 27, 2022

SaverOne 2014 Ltd.	Ordinary Shares	ADS Equivalent[1]
Shares Outstanding[2]	7,984,706	2,661,569
Options (WAEP, ADS Adjusted: NIS 31.65, $9.52)[3]	797,382	265,794
Warrants (WAEP, ADS Adjusted: NIS 114.00, $34.29)[3]	387,097	129,032
Fully Diluted Shares Outstanding	**9,169,185**	**3,056,395**

(1) Each ADS represents three of our ordinary shares

(2) Excludes 52,618 ordinary shares reserved for future issuance under our equity incentive plan

(3) USD conversion of WAEP calculated using the exchange rate reported by the Bank of Israel for April 27, 2022, at the rate of one U.S. dollar per NIS 3.325

SAVERONE - THE WINNING FORMULA

Talented Leaders

- Strong management with 100+ years of combined experience
- Clear mission, laser focus and demonstrated success
- Deep knowledge in automotive safety and insurance

Visionary, Disruptive Technology

- Fast, accurate and robust identification of driver location
- Global leadership in preventive solutions
- Deep AI domain use

Strong Market Validation

- Demonstrated successful programs with top-tier global companies
- Case study with major OEM to be replicated globally

Recurring Value

- Optimal SaaS product with a massive TAM
- Growth engine for vehicle manufacturers to drive recurring value

Humanitarian Signature

- Potential to create a global, historic mark on humanity



SAVERONE

Ensure Safe Driving

www.saver.one



SAVERONE'S 2ND GENERATION UNIT OFFERS THE CAPABILITIES NEEDED FOR GLOBAL EXPANSION

SAVERONE

	2019 Generation 1.0 	2022 Generation 2.0 	2025 Generation 3.0 
Features	Uses patented technology to eliminate mobile distractions while driving by disabling only the driver's phone; leaving passenger phones unaffected	Will support all cellular frequencies to operate in global markets, including 5G and use multi-modal to increase locating capabilities while reducing product cost	Further builds out the product capabilities to create compatibility with OEM/Tier-1 architecture
Compatibility	Cars, Trucks	All Vehicle Types	All Vehicle Types
Status	Commercially Available Launched Q3 2019	In Development Expected Q2 2022	Design / Planning To Be Completed by 2025
Investment	$12 million	$5 million	TBD
TAM	Commercial & Private Aftermarket 	Commercial & Private Aftermarket 5G	OEM Tier 1 OEM Tier 1 5G

SELECTED CUSTOMERS AND STRATEGIC PARTNERS

SAVERONE

Technology and Telecom	flex
Government and Authorities	
Industry and Manufacturing	PLASSON, Strauss, Tnuva, ZOKO, FRONERI
Infrastructure and Natural Resources	ICL, Israel Electric, RATIO
Transport and Vehicle	ituran, eldan, Hertz
Logistics and Transportation	FLYING CARGO